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SEC FILE NUMBER
8-68899

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2022 (MM/DD/YY) AND ENDING 12/31/2022 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: SQUARE GLOBAL MARKETS U.S. LLC

TYPE OF REGISTRANT (check all applicable boxes):
■ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

420 LEXINGTON AVENUE, SUITE 300
(No. and Street)

NEW YORK	NY	10170
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Hasnain Naveed	(212) 668-8700	Hnaveed@acisecure.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

DCPA
(Name – if individual, state last, first, and middle name)

1999 AVENUE OF THE STARS #1100	CENTURY CITY	CA	90067
(Address)	(City)	(State)	(Zip Code)

09/15/2020	6567
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

OATH OR AFFIRMATION

I, ROCHELLE BERTAN, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of SQUARE GLOBAL MARKETS U.S. LLC, as of DECEMBER 31, 2022, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

GINGER STROUD
NOTARY PUBLIC, STATE OF NEW YORK
No. 01ST6172992
Qualified in Richmond County
My Commission Expires 08/20/2023

Signature:

Title:
CCO & CEO

Notary Public

This filing contains (check all applicable boxes):**

- [x] (a) Statement of financial condition.
- [x] (b) Notes to consolidated statement of financial condition.
- [ ] (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- [ ] (d) Statement of cash flows.
- [ ] (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- [ ] (f) Statement of changes in liabilities subordinated to claims of creditors.
- [ ] (g) Notes to consolidated financial statements.
- [ ] (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- [ ] (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- [ ] (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- [ ] (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- [ ] (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- [ ] (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- [ ] (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- [ ] (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- [ ] (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- [x] (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- [ ] (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [x] (t) Independent public accountant's report based on an examination of the statement of financial condition.
- [ ] (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- [ ] (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- [ ] (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- [ ] (z) Other: ____

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

SQUARE GLOBAL U.S . LLC

(D/B/A SQUARE GLOBAL MARKETS)

Financial Statement

With

Report of Independent Registered Public Accounting Firm

For the Year Ended December 31, 2022

This report is deemed PUBLIC in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934.

SQUARE GLOBAL U.S . LLC
(D/B/A SQUARE GLOBAL MARKETS)
(A LIMITED LIABILITY COMPANY)
DECEMBER 31, 2022

Table of Contents

DCPA

1999 AVE OF THE STARS #1100
CENTURY CITY, CA 90067

818-414-5204
SHAWN@DCPAPRO.COM

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Those Charged with Governance and the Member of Square Global U.S. LLC d/b/a Square Global Markets:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Square Global U.S. LLC d/b/a Square Global Markets (the "Company") as of December 31, 2022, and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of the Company as of December 31, 2022 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

DCPA

DCPA

We have served as the Company's auditor since 2022.
Century City, California
January 24, 2023

SQUARE GLOBAL U.S . LLC
(D/B/A SQUARE GLOBAL MARKETS)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2022

ASSETS		
Cash	$	48,354
Due from member		16,142
Security deposit		1,295
Prepaid expenses		898
TOTAL ASSETS	$	66,689
LIABILITIES AND MEMBER'S EQUITY		
LIABILITIES		
Accounts payable and accrued expenses	$	2,803
TOTAL LIABILITIES		2,803
MEMBER'S EQUITY		63,886
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	66,689

See Accompanying Notes to Financial Statement

SQUARE GLOBAL U.S . LLC
(D/B/A SQUARE GLOBAL MARKETS)
NOTES TO FINANCIAL STATEMENT
DECEMBER 31, 2022

NOTE 1 – ORGANIZATION AND DESCRIPTION OF BUSINESS:

Square Global U.S. LLC (D/B/A Square Global Markets) (the "Company") was formed as a limited liability company in Delaware on April 2, 2009. The Company is a registered broker-dealer under the Securities Exchange Act of 1934 and is a member of both the Financial Industry Regulatory Authority, Inc. ("FINRA") and the Securities Investors Protection Corporation ("SIPC").

The Company is authorized by FINRA to be an exchange member engaged in floor activities, a broker or dealer retailing corporate equity securities over-the-counter, a put and call broker or dealer or options writer and a non-exchange member arranging for transactions in listed securities by an exchange member. The Company did not conduct any securities business for the year ended December 31, 2022 and is exempt from SEA Rule 15c3-3 as a non-covered firm.

On September 20, 2017, the Company filed a name change, with the State of Delaware and FINRA, from Blue Vase Securities, LLC to Square Global U.S. LLC (D/B/A Square Global Markets). On September 29, 2017, the Company entered into a formal purchase agreement with Square Global Holdings U.S. Inc. ("SGH" and "Member") through two subordinated equity loans, effectively making them 24% owners of the Company. On February 13, 2018, the firm completed the Change in Membership process with FINRA, whereby SGH was formally approved to purchase the remaining 76% of the Company. As of December 31, 2018 the Company was wholly-owned by SGH.

The Member is fully committed to fund the Company's operations as needed in the future.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Basis of Presentation

The accompanying financial statement have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America ("GAAP").

Use of Estimates

The preparation of financial statements and related disclosures in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of income and expenses during the reporting period. Accordingly, actual results could differ from those estimates and such differences could be material.

Accounts Receivable

The Company carries its accounts receivable at cost less an allowance for doubtful accounts. On a periodic basis, the Company evaluates its accounts receivable and establishes an allowance for doubtful accounts based on history of past write-offs and collections and current credit conditions. An allowance for doubtful accounts was not required at December 31, 2022. There were no accounts receivable or bad debt expense for the year ended December 31, 2022.

Revenue and Expense Recognition

ASC Topic 606, Revenue from Contracts with Customers

Significant Judgement

Significant judgement is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):

Revenue and Expense Recognition (Continued)

ASC Topic 606, Revenue from Contracts with Customers (continued)

Revenue

The Company was inactive in 2022. For the year ended December 31, 2022, there was no revenue to either recognize or defer.

Income Taxes

The Company is a single member limited liability company that is treated as a disregarded entity for tax purposes. The taxable income or loss of the Company is allocated to the member. Accordingly, no provision for federal or state income taxes has been reflected in the accompanying financial statements. The Company is subject to New York City unincorporated business tax. As of December 31, 2022 no such liability was incurred for the year.

The Company accounts for uncertainties in income taxes under the provisions of the Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) ("Topic") 740-10-05, "Accounting for Uncertainty in Income Taxes." The Topic clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements. The Topic prescribes a recognition threshold and measurement attitude for the financial statement recognition and measurement of as tax position taken or expected to be taken in a tax return. The Topic provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. At December 31, 2022, the Company had no material unrecognized tax benefits.

The Company's conclusions regarding uncertain tax positions may be subject to review and adjustment at a later date based upon ongoing analyses of tax laws, regulations and interpretations thereof as well as other factors. Generally, federal, state and local authorities may examine the Company’s income tax returns for three years from the date of filing.

Leases

The Company has an operating lease for office space not subject to ASC 842, according to the short-term lease exemption. The Company recognizes lease cost associated with this lease on a straight-line basis over the lease term.

NOTE 3 – NET CAPITAL REQUIREMENTS:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2022, the Company had net capital of $45,551, which was $40,551 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was .06 to 1, which is less than 15 to 1.

NOTE 4 – CONCENTRATIONS OF CREDIT RISK:

Cash

The Company maintains principally all cash balances in one financial institution which, at times, may exceed the amount insured by the Federal Deposit Insurance Corporation. The exposure to the Company is solely dependent upon daily bank balances and the strength of the financial institution. The Company has not incurred any losses on this account. At December 31, 2022, the amount in excess of insured limits was $0.

NOTE 5 – RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS:

The Financial Accounting Standards Board (the "FASB") has established the Accounting Standards Codification ("Codification" or "ASC") as the authoritative source of generally accepting accounting principles ("GAAP") recognized by the FASB. The principles embodies in the Codification are to be applied by nongovernmental entities in the preparation of financial statements in accordance with GAAP in the United States. New accounting pronouncements are incorporated into the ASC through the issuance of Accounting Standards Updates ("ASU's").

For the year ending December 31, 2022, various ASU's issued by the FASB were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the year then ended.

The Company has either evaluated or is currently evaluating the implications, if any, of each of these pronouncements and the possible impact they may have on the Company's financial statements. In most cases, management has determined that the pronouncement has either limited or no application to the Company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.

NOTE 6 – PROPERTY AND EQUIPMENT:

Property and equipment consisted of the following as of December 31, 2022:

		Useful Life
Furniture and fixtures	$ 10,922	3-5 years
Less: Accumulated depreciation	10,922	
Net property and equipment	$ 0	

NOTE 7 – DUE FROM MEMBER

The Company paid various expenses on behalf of SGH. Due from Member balance as of December 31, 2022, was $16,142.

NOTE 8 – COMMITMENT AND CONTINGENCIES:

The Company had no commitments, no contingent liabilities and had not been named as a defendant in any lawsuit at December 31, 2022, or during the year then ended.

NOTE 9 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to the Statement of Financial Condition date for items requiring recording or disclosure in the financial statement. The evaluation was performed through the date the financial statements were available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statement.